UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 2, 2017

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes  ☐    No  ☒

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated November 2, 2017 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the three and nine months ended September 30, 2017. Attached hereto as Exhibit II are the Company’s interim unaudited consolidated financial statements for the three and nine months ended September 30, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: November 2, 2017	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

EXHIBIT I

Investor and Media Contacts:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Reports Results for the Third Quarter of 2017

LONDON, ENGLAND — November 2, 2017 - Global Ship Lease, Inc. (NYSE:GSL) (the “Company”), a containership charter owner, announced today its unaudited results for the three months and nine months ended September 30, 2017.

Third Quarter and Year To Date Highlights

•	Reported operating revenue of $41.2 million for the third quarter 2017. Revenue for the nine months ended September 30, 2017 was $121.1 million

•	Reported net income available to common shareholders of $8.9 million for the third quarter 2017. For the nine months ended September 30, 2017, net income was $22.5 million

•	Normalized net income (1) was $8.9 million for the third quarter 2017, the same as reported net income. Normalized net income was $23.0 million for the nine months ended September 30, 2017

•	Generated $29.3 million of Adjusted EBITDA(1) for the third quarter 2017. Adjusted EBITDA for the nine months ended September 30, 2017 was $85.4 million

•	Agreed on September 11, 2017 with CMA CGM to extend the charters on two of our 2,207 TEU containerships, the 2002-built Julie Delmas and the 2003-built Delmas Keta, by 12 months (plus or minus 45 days at the charterer’s option) at a fixed rate of $7,800 per vessel per day, commencing September 11, 2017 and September 20, 2017, respectively

•	Agreed on October 19, 2017 a new time charter with CMA CGM for the 2005-built OOCL Tianjin, which will be renamed GSL Tianjin, an 8,063 TEU containership. The charter is for a period of three to eight months (at the charterer’s option) at a fixed rate of $13,000 per day, which commenced on October 25, 2017, immediately upon re-delivery from its previous charter

•	On October 31, 2017, closed the previously announced offering of $360 million aggregate principal amount of 9.875% first priority secured notes due 2022. The net proceeds, together with borrowings under a new $54.8 million super senior secured term loan facility and cash on hand, are to be used to refinance our existing 10.000% notes due 2019. In addition, all outstanding borrowings under both the existing revolving credit facility and the existing secured term loan have been repaid and terminated.

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “Throughout the third quarter of 2017, we continued to operate our fleet of 18 mid-sized and smaller containerships on stable, fixed rate time-charter contracts with top-tier liner companies, delivering highly consistent cash flows, as we have throughout our history. With an excellent record of operational performance and against a background of improving fundamentals for mid-sized and smaller containerships, we are pleased to have successfully extended or renewed charters on three vessels with no down-time, thereby securing continued employment for our entire fleet on profitable terms throughout the quieter winter period.”

Mr. Webber continued, “We remain optimistic that a recovery in fundamentals, albeit subject to some seasonality, will continue to support a firming of the charter market for mid-sized and smaller vessels. Vessel ordering in these size segments remains very limited, scrapping activity is positive, and demand growth in the trade lanes dependent on this tonnage is robust. With strong indications of a cyclical recovery, we successfully refinanced all of our existing debt on a long-term basis and on improved terms. Our enhanced balance sheet, a high-quality fleet, multiple years of contracted revenue, and an increasingly attractive market environment provide us with an opportunity to create substantial shareholder value by pursuing attractive acquisitions of vessels, always with a charter, whilst continuing to de-lever.”

SELECTED FINANCIAL DATA – UNAUDITED (thousands of U.S. dollars)

	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Operating Revenue	41,216	41,154	121,117	125,097
Operating Income (Loss)	19,894	(11,884)	56,859	24,422
Net Income (Loss) for Common Shareholders	8,878	(23,685)	22,496	(13,085)
Adjusted EBITDA (1)	29,340	28,051	85,446	86,169
Normalised Net Income (1)	8,878	5,240	23,016	16,301

(1)	Adjusted EBITDA and Normalized net income (loss) are non-US Generally Accepted Accounting Principles (US GAAP) measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. Reconciliations of such non-GAAP measures to the interim unaudited financial information are provided in this Earnings Release.

Revenue and Utilization

The fleet generated revenue from fixed rate, mainly long-term time charters of $41.2 million in the three months ended September 30, 2017, the same as in the comparative period in 2016, with a small reduction in revenue as a consequence of the amendments to the charters of Marie Delmas and Kumasi whereby the day rate stepped down on August 1, 2016 and again in mid-September 2017, offset by reduced levels of offhire. There were 1,656 ownership days in the quarter, the same as in the comparable period in 2016. In the third quarter 2017, there was no offhire, giving an overall utilization of 100.0%. In the comparable 2016 period, there was no unplanned offhire and 38 days of planned offhire from regulatory drydockings, giving an overall utilization of 97.7%.

For the nine months ended September 30, 2017, revenue was $121.1 million, down $4.0 million from revenue of $125.1 million in the comparative period of 2016, mainly due to the amendments to the charters of Marie Delmas and Kumasi.

The table below shows fleet utilization for the three and nine months ended September 30, 2017 and 2016, and for the years ended December 31, 2016, 2015, 2014 and 2013.

	Three months ended		Nine months ended
Days	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Ownership days	1,656	1,656	4,914	4,932	6,588	6,893	6,270	6,205
Planned offhire—scheduled drydock	0	(38)	(62)	(89)	(100)	(9)	(48)	(21)
Unplanned offhire	0	0	(30)	(2)	(3)	(7)	(12)	(7)
Idle time	0	0	0	0	0	(13)	(64)	0

Operating days	1,656	1,618	4,822	4,841	6,485	6,864	6,146	6,177
Utilization	100.0%	97.7%	98.1%	98.2%	98.4%	99.6%	98.0%	99.5%

In the three months ended September 30, 2017, there were no regulatory dry-dockings. There have been a total of four such dry-dockings year to date. One further regulatory dry-docking, previously scheduled for late 2017, has been deferred to early 2018. Three dry-dockings were completed in the three months ended September 30, 2016. There were a total of six dry-dockings in 2016.

Vessel Operating Expenses

Vessel operating expenses, which include costs of crew, lubricating oil, spares and insurance, were $10.6 million for the three months ended September 30, 2017, compared to $11.8 million in the comparative period. The average cost per ownership day in the quarter was $6,401, compared to $7,103 for the comparative period, down $702 per day or 9.9%. The reduction is primarily attributable to reduced cost of lubricating oil, the timing of spend on repairs and maintenance, lower insurance costs on renewal and lower costs incurred in dry-dockings that are expensed rather than capitalized.

For the nine months ended September 30, 2017, vessel operating expenses were $31.9 million or an average of $6,487 per day, compared to $34.5 million in the comparative period or $6,991 per day. The $504, or 7.2%, reduction in vessel operating expenses per day is due mainly to reasons noted above.

Depreciation

Depreciation for the three months ended September 30, 2017 was $9.4 million, compared to $10.6 million in the third quarter 2016, with the reduction being due to the effect of lower book values for a number of vessels following impairment write downs taken in the third and fourth quarters 2016.

Depreciation for the nine months ended September 30, 2017 was $28.6 million, compared to $32.4 million in the comparative period of 2016, with the reduction being due to the reason noted above.

Impairment

The Company’s accounting policies require that tangible fixed assets such as vessels are reviewed individually for impairment in case of trigger events or changes in circumstances to assess whether their carrying amounts are recoverable.

In September 2017, the Company agreed with CMA CGM to extend the charters on Julie Delmas and Delmas Keta, by 12 months (plus or minus 45 days at the charterer’s option) at a fixed rate of $7,800 per vessel per day, commencing September 11, 2017 and September 20, 2017 respectively. These extensions triggered the performance of an impairment test on the two vessels. No impairment was identified.

In third quarter 2016, the Company agreed with CMA CGM to amend and extend the charters of the Marie Delmas and Kumasi. These amendments triggered the performance of an impairment test on the two vessels as at August 1, 2016 resulting in a non-cash impairment charge of $29.4 million being recognized in the quarter ended September 30, 2016 as the sum of the expected undiscounted future cash flows from these assets over their estimated remaining useful lives was less than the carrying amounts. The impairment charge is equal to the amount by which the assets’ carrying amounts exceed their fair values. Fair value is the net present value of estimated future cash flows discounted by an appropriate discount rate.

General and Administrative Costs

General and administrative costs were $1.3 million in the three months ended September 30, 2017, compared to $1.4 million in the third quarter of 2016.

For the nine months ended September 30, 2017, general and administrative costs were $3.8 million, compared to $4.6 million for the comparative period in 2016. The reduction is due to lower staff costs and professional fees.

Other Operating Income

Other operating income in the three months ended September 30, 2017 was $2,000, compared to $32,000 in the third quarter of 2016.

For the nine months ended September 30, 2017, other operating income was $50,000, compared to $175,000 in the comparative period.

Adjusted EBITDA

As a result of the above, Adjusted EBITDA was $29.3 million for the three months ended September 30, 2017, up from $28.1 million for the three months ended September 30, 2016 as lower vessel operating costs and general and administrative costs offset lower revenue, mainly from the amendments to the charters of Marie Delmas and Kumasi.

Adjusted EBITDA for the nine months ended September 30, 2017 was $85.4 million, compared to $86.2 million for the comparative period.

Interest Expense

Debt at September 30, 2017 comprised amounts outstanding on our 2019 notes, our revolving credit facility and our secured term loan.

Interest expense for the three months ended September 30, 2017, was $10.4 million, down $0.7 million on the interest expense for the three months ended September 30, 2016 of $11.1 million. The reduction is mainly due to reduced interest on our notes on lower amounts outstanding.

For the nine months ended September 30, 2017, interest expense was $32.4 million. For the nine months ended September 30, 2016, interest expense was $35.3 million. The decrease is mainly due to lower amounts outstanding on our notes.

Interest income for the three months ended September 30, 2017 was $152,000, up from $57,000 in the comparative period of 2016 due to higher cash balances. Interest income for the nine months ended September 30, 2017 was $335,000 compared to $139,000 in the comparative period.

Re-financing

On October 31, 2017, we closed the previously announced offering of $360.0 million aggregate principal amount of 9.875% first priority secured notes due 2022. The net proceeds, together with cash on hand, are to be used to refinance the existing 10.000% notes due 2019. In addition, we have agreed a new super senior secured term loan facility of $54.8 million with a maximum term of three years and bearing interest at LIBOR plus 3.25%, which was drawn on October 31, 2017, the net proceeds of which, together with cash on hand, have been used to repay outstanding borrowings under both the existing revolving credit facility and the existing secured term loan, which have now been terminated.

Taxation

Taxation for the three months ended September 30, 2017 was $15,000, compared to $17,000 in the third quarter of 2016.

Taxation for the nine months ended September 30, 2017 was $31,000, compared to $32,000 for the comparative period in 2016.

Earnings Allocated to Preferred Shares

The Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the three months ended September 30, 2017 was $0.8 million, the same as in the comparative period.

The cost in the nine months ended September 30, 2017 was $2.3 million, the same as in the comparative period.

Net Income (Loss) Available to Common Shareholders

Net income available to common shareholders for the three months ended September 30, 2017 was $8.9 million. Net loss for the three months ended September 30, 2016 was $23.7 million, after the non-cash impairment charge of $29.4 million related to the Marie Delmas and Kumasi.

Normalized net income, which excludes, where relevant, the effect of any non-cash impairment charges, gains and losses on the purchase of notes and accelerated amortization of deferred financing charges and original issue discount consequent upon the retirement of Notes, was $8.9 million for the three months ended September 30, 2017 (the same as reported), compared to $5.2 million for the three months ended September 30, 2016.

Net income was $22.5 million for the nine months ended September 30, 2017. Net loss was $13.1 million for the nine months ended September 30, 2016 after the $29.4 million non-cash impairment charge associated with Marie Delmas and Kumasi.

Normalized net income was $23.0 million for the nine months ended September 30, 2017 and was $16.3 million for the nine months ended September 30, 2016.

Fleet

The following table provides information about the on-the-water fleet of 18 vessels. 16 vessels are chartered to CMA CGM, and two to OOCL.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase by GSL	Remaining Charter Term (2) (years)		Earliest Charter Expiry Date	Daily Charter Rate $
CMA CGM Matisse	2,262	1999	Dec 2007	2.2		Sept 21, 2019	15,300
CMA CGM Utrillo	2,262	1999	Dec 2007	2.2		Sept 11, 2019	15,300
Delmas Keta	2,207	2003	Dec 2007	1.0	(3)	Aug 6, 2018	7,800
Julie Delmas	2,207	2002	Dec 2007	0.9	(3)	Jul 28, 2018	7,800
Kumasi	2,207	2002	Dec 2007	1.3 - 3.3	(4)	Nov 16, 2018	9,800

Marie Delmas	2,207	2002	Dec 2007	1.3 - 3.3	(4)	Nov 16, 2018		9,800
CMA CGM La Tour	2,272	2001	Dec 2007	2.2		Sept 20, 2019		15,300
CMA CGM Manet	2,272	2001	Dec 2007	2.2		Sept 7, 2019		15,300
CMA CGM Alcazar	5,089	2007	Jan 2008	3.3		Oct 18, 2020		33,750
CMA CGM Château d’If	5,089	2007	Jan 2008	3.3		Oct 11, 2020		33,750
CMA CGM Thalassa	11,040	2008	Dec 2008	8.3		Oct 1, 2025		47,200
CMA CGM Jamaica	4,298	2006	Dec 2008	5.2		Sept 17, 2022		25,350
CMA CGM Sambhar	4,045	2006	Dec 2008	5.2		Sept 16, 2022		25,350
CMA CGM America	4,045	2006	Dec 2008	5.2		Sept 19, 2022		25,350
CMA CGM Berlioz	6,621	2001	Aug 2009	3.9		May 28, 2021		34,000
OOCL Tianjin	8,063	2005	Oct 2014	0.5	(5)	Jan 25, 2018	(5)	13,000	(5)
OOCL Qingdao	8,063	2004	Mar 2015	0.6		Mar 11, 2018		34,500
OOCL Ningbo	8,063	2004	Sep 2015	1.1		Sep 17, 2018		34,500

(1)	Twenty-foot Equivalent Units.
(2)	As at September 30, 2017 to mid-point of re-delivery period and adjusted for OOCL Tianjin as per footnote (5) below. Plus or minus 90 days, other than (i) OOCL Tianjin (to be renamed GSL Tianjin) which is between January 25, 2018 and June 25, 2018, (ii) OOCL Qingdao which is between March 11, 2018 and June 11, 2018, and (iii) OOCL Ningbo which is between September 17, 2018 and December 17, 2018, all at charterer’s option and (iv) Julie Delmas and Delmas Keta (see note 3 below).
(3)	The charters for Julie Delmas and Delmas Keta were extended in September 2017 by 12 months (plus or minus 45 days at the charterer’s option) at a fixed rate of $7,800 per vessel per day, commencing on September 11, 2017 and September 20, 2017, respectively.
(4)	The charters for Kumasi and Marie Delmas were amended in July 2016 to, inter alia, provide us with three consecutive options to extend the charters at $9,800 per day. The first of these options was exercised in July 2017, extending the charters to end 2018. The two remaining options allow us to extend the charters to December 31, 2020 plus or minus 90 days at charterer’s option. The earliest possible re-delivery date, not taking into account our remaining options, is shown in the table.
(5)	A new time charter for OOCL Tianjin, to be renamed GSL Tianjin, with CMA CGM commenced October 25, 2017, immediately upon re-delivery from its previous charter to OOCL, at a fixed rate of $13,000 per day. The vessel is chartered for a period of three to eight months at the charterer’s option.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company’s results for the three months ended September 30, 2017 today, Thursday November 2, 2017 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1)	Dial-in: (877) 445-2556 or (908) 982-4670; Passcode: 6299768 Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2)	Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Saturday, November 18, 2017 at (855) 859-2056 or (404) 537-3406. Enter the code 6299768 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20F

The Company’s Annual Report for 2016 is on file with the Securities and Exchange Commission. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS or by telephoning +44 (0) 207 869 8806.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to top tier container liner companies.

Global Ship Lease owns 18 vessels with a total capacity of 82,312 TEU and an average age, weighted by TEU capacity, at September 30, 2017 of 12.8 years. All 18 vessels are currently fixed on time charters, 16 of which are with CMA CGM. The average remaining term of the charters at September 30, 2017 is 3.0 years or 3.3 years on a weighted basis, taking into account the new charter agreed for OOCL Tianjin.

Reconciliation of Non-U.S. GAAP Financial Measures

A. Adjusted EBITDA

Adjusted EBITDA represents net income before interest income and expense including amortization of deferred finance costs, earnings allocated to preferred shares, income taxes, depreciation, amortization and impairment. Adjusted EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to generate cash from its operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in US GAAP and should not be considered to be an alternate to Net income or any other financial metric required by such accounting principles.

ADJUSTED EBITDA—UNAUDITED

(thousands of U.S. dollars)

	Three months ended Sept 30, 2017	Three months ended Sept 30, 2016	Nine months ended Sept 30, 2017	Nine months ended Sept 30, 2016
Net income (loss) available to common shareholders	8,878	(23,685)	22,496	(13,085)
Adjust: Depreciation	9,446	10,578	28,587	32,390
Impairment	—	29,357	—	29,357
Interest income	(152)	(57)	(335)	(139)
Interest expense	10,387	11,075	32,370	35,317
Income tax	15	17	31	32
Earnings allocated to preferred shares	766	766	2,297	2,297

Adjusted EBITDA	29,340	28,051	85,446	86,169

B. Normalized net income

Normalized net income represents net income adjusted for the premium paid on the tender offer together with the related accelerated amortization of deferred financing costs and original issue discount. Normalized net income is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for non-operating items that do not affect operating performance or operating cash generated. Normalized net income is not defined in US GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles.

Normalized net income represents Net income (loss) adjusted for the unrealized gain (loss) on derivatives, the accelerated write off of a portion of deferred financing costs, impairment charges and gain of redemption of preferred shares. Normalized net income is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for non-operating items such as change in fair value of derivatives to eliminate the effect of non-cash non-operating items that do not affect operating performance or cash generated. Normalized net income is not defined in US GAAP and should not be considered to be an alternate to Net income (loss) or any other financial metric required by such accounting principles.

NORMALIZED NET INCOME—UNAUDITED

(thousands of U.S. dollars)

	Three months ended Sept 30, 2017	Three months ended Sept 30, 2016	Nine months ended Sept 30, 2017	Nine months ended Sept 30, 2016
Net income (loss) available to common shareholders	8,878	(23,685)	22,496	(13,085)
Adjust: Gain on purchase of notes	—	(475)	—	(927)
Premium paid on tender offer for notes	—	—	390	533
Accelerated write off of deferred financing charges related to notes purchase and tender offer	—	10	61	100
Accelerated write off of original issue discount related to notes purchase and tender offer	—	33	69	323
Impairment charge	—	29,357	—	29,357

Normalized net income	8,878	5,240	23,016	16,301

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the financial condition of our charterers, particularly CMA CGM, our principal charterer and main source of operating revenue, and their ability to pay charterhire in accordance with the charters;

•	Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional waivers which might be necessary under the existing credit facility or obtain additional financing to fund capital expenditures, vessel acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facilities;

•	Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters;

•	the continued performance of existing long-term, fixed-rate time charters;

•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations including taxation;

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in

Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Operating Revenues
Time charter revenue	$9,444	$9,444	$28,022	$28,123
Time charter revenue – related party	31,772	31,710	93,095	96,974

	41,216	41,154	121,117	125,097

Operating Expenses
Vessel operating expenses	10,200	11,362	30,678	33,282
Vessel operating expenses – related party	400	400	1,200	1,199
Depreciation	9,446	10,578	28,587	32,390
Impairment of vessels	—	29,357	—	29,357
General and administrative	1,278	1,373	3,843	4,622
Other operating income	(2)	(32)	(50)	(175)

Total operating expenses	21,322	53,038	64,258	100,675

Operating Income	19,894	(11,884)	56,859	24,422
Non Operating Income (Expense)
Interest income	152	57	335	139
Interest expense	(10,387)	(11,075)	(32,370)	(35,317)

Income / (Loss) before Income Taxes	9,659	(22,902)	24,824	(10,756)
Income taxes	(15)	(17)	(31)	(32)

Net Income	$9,644	$(22,919)	$24,793	$(10,788)
Earnings allocated to Series B Preferred Shares	(766)	(766)	(2,297)	(2,297)

Net Income available to Common Shareholders	$8,878	$(23,685)	$22,496	$(13,085)

Earnings per Share
Weighted average number of Class A common shares outstanding
Basic (including RSUs without service conditions)	47,975,609	47,858,640	47,975,609	47,850,139
Diluted	47,975,609	47,858,640	47,975,609	47,850,139
Net income per Class A common share
Basic (including RSUs without service conditions)	$0.19	$(0.49)	$0.47	$(0.27)
Diluted	$0.19	$(0.49)	$0.47	$(0.27)
Weighted average number of Class B common shares outstanding
Basic and diluted	7,405,956	7,405,956	7,405,956	7,405,956
Net income per Class B common share
Basic and diluted	$0.00	$0.00	$0.00	$0.00

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	September 30, 2017	December 31, 2016
Assets
Cash and cash equivalents	$65,562	$54,243
Accounts receivable	166	29
Due from related party	1,065	906
Prepaid expenses	2,614	1,146
Other receivables	191	52
Inventory	629	553

Total current assets	70,227	56,929

Vessels in operation	694,638	719,110
Other fixed assets	12	7
Intangible assets	9	16
Other long term assets	112	195

Total non-current assets	694,771	719,328

Total Assets	$764,998	$776,257

Liabilities and Stockholders’ Equity
Liabilities
Current portion of long term debt	25,755	31,026
Intangible liability – charter agreements	1,779	1,807
Deferred revenue	2,848	1,940
Accounts payable	452	963
Due to related party	1,555	1,315
Accrued expenses	3,491	11,664

Total current liabilities	35,880	48,715

Long term debt	369,255	388,847
Intangible liability – charter agreements	8,454	9,782
Deferred tax liability	20	20

Total long term liabilities	377,729	398,649

Total Liabilities	$413,609	$447,364

Commitments and contingencies	—	—
Stockholders’ Equity
Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,575,609 shares issued and outstanding (2016 – 47,575,609)	$476	$476
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2016 – 7,405,956)	74	74
Series B Preferred shares – authorized 16,100 shares with $0.01 par value; 14,000 shares issued and outstanding (2016 – 14,000)	—	—
Additional paid in capital	386,708	386,708
(Accumulated deficit)	(35,869)	(58,365)

Total Stockholders’ Equity	351,389	328,893

Total Liabilities and Stockholders’ Equity	$764,998	$776,257

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Cash Flows from Operating Activities
Net income / (Loss)	$9,644	$(22,919)	$24,793	$(10,788)
Adjustments to Reconcile Net income to Net Cash Provided by Operating Activities
Depreciation	9,446	10,578	28,587	32,390
Vessel impairment	—	29,357	—	29,357
Amortization of deferred financing costs	838	909	2,613	2,681
Amortization of original issue discount	258	333	883	1,249
Amortization of intangible liability	(452)	(530)	(1,356)	(1,589)
Share based compensation	—	85	—	200
Gain on repurchase of secured notes	—	(475)	—	(927)
Decrease (increase) in accounts receivable and other assets	(1,706)	(64)	(1,905)	(462)
Decrease (increase) in inventory	46	(54)	(75)	20
Increase (decrease) in accounts payable and other liabilities	(7,747)	(9,796)	(8,495)	(11,081)
(Decrease) increase in unearned revenue	150	1,119	908	911
Increase in related party balances	45	374	673	1,437
Unrealized foreign exchange (gain) loss	—	21	6	(7)

Net Cash Provided by Operating Activities	10,522	8,938	46,632	43,391

Cash Flows from Investing Activities
Cash paid for vessel improvements	—	—	(100)	—
Cash paid in respect of sale of vessels	—	—	—	(254)
Cash paid for other assets	—	(5)	(8)	(6)
Cash paid for drydockings	(701)	(3,220)	(4,632)	(4,168)

Net Cash Used in Investing Activities	(701)	(3,225)	(4,740)	(4,428)

Cash Flows from Financing Activities
Repurchase of secured notes	—	(4,526)	(19,501)	(34,936)
Proceeds from drawdown of revolving credit facility	—	—	—	—
Deferred financing costs incurred	—	—	—	—
Repayment of credit facilities	(2,925)	(1,925)	(8,775)	(6,575)
Series B Preferred Shares – dividends paid	(766)	(766)	(2,297)	(2,297)

Net Cash Used in Financing Activities	(3,691)	(7,217)	(30,573)	(43,808)

Net Increase (decrease) in Cash and Cash Equivalents	6,130	(1,504)	11,319	(4,845)
Cash and Cash Equivalents at Start of Period	59,432	50,250	54,243	53,591

Cash and Cash Equivalents at End of Period	$65,562	$48,746	$65,562	$48,746

Supplemental information
Total interest paid	$18,313	$20,021	$37,991	$42,253
Income tax paid	$12	$11	$36	$37

EXHIBIT II

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2017

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

		September 30, 2017	December 31, 2016
	Note
Assets
Cash and cash equivalents		$65,562	$54,243
Accounts receivable		166	29
Due from related party	6	1,065	906
Prepaid expenses		2,614	1,146
Other receivables		191	52
Inventory		629	553

Total current assets		70,227	56,929

Vessels in operation	4	694,638	719,110
Other fixed assets		12	7
Intangible assets		9	16
Other long term assets	5	112	195

Total non-current assets		694,771	719,328

Total Assets		$764,998	$776,257

Liabilities and Stockholders’ Equity
Liabilities
Current portion of long term debt	5	25,755	31,026
Intangible liability – charter agreements		1,779	1,807
Deferred revenue		2,848	1,940
Accounts payable		452	963
Due to related party	6	1,555	1,315
Accrued expenses		3,491	11,664

Total current liabilities		35,880	48,715

Long term debt	5	369,255	388,847
Intangible liability – charter agreements		8,454	9,782
Deferred tax liability		20	20

Total long term liabilities		377,729	398,649

Total Liabilities		$413,609	$447,364

Commitments and contingencies	7	—	—
Stockholders’ Equity
Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,575,609 shares issued and outstanding (2016 – 47,575,609)	8	$476	$476
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2016 – 7,405,956)	8	74	74
Series B Preferred shares – authorized 16,100 shares with $0.01 par value; 14,000 shares issued and outstanding (2016 – 14,000)	8	—	—
Additional paid in capital		386,708	386,708
(Accumulated deficit)		(35,869)	(58,365)

Total Stockholders’ Equity		351,389	328,893

Total Liabilities and Stockholders’ Equity		$764,998	$776,257

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

		Three months ended September 30,		Nine months ended September 30,
		2017	2016	2017	2016
	Note
Operating Revenues
Time charter revenue		$9,444	$9,444	$28,022	$28,123
Time charter revenue – related party	6	31,772	31,710	93,095	96,974

		41,216	41,154	121,117	125,097

Operating Expenses
Vessel operating expenses		10,200	11,362	30,678	33,282
Vessel operating expenses – related party	6	400	400	1,200	1,199
Depreciation	4	9,446	10,578	28,587	32,390
Impairment of vessels	4	—	29,357	—	29,357
General and administrative		1,278	1,373	3,843	4,622
Other operating income		(2)	(32)	(50)	(175)

Total operating expenses		21,322	53,038	64,258	100,675

Operating Income (Loss)		19,894	(11,884)	56,859	24,422
Non Operating Income (Expense)
Interest income		152	57	335	139
Interest expense		(10,387)	(11,075)	(32,370)	(35,317)

Income (Loss) before Income Taxes		9,659	(22,902)	24,824	(10,756)
Income taxes		(15)	(17)	(31)	(32)

Net Income (Loss)		$9,644	$(22,919)	$24,793	$(10,788)
Earnings allocated to Series B Preferred Shares	8	(766)	(766)	(2,297)	(2,297)

Net Income (Loss) available to Common Shareholders		$8,878	$(23,685)	$22,496	$(13,085)

Earnings per Share
Weighted average number of Class A common shares outstanding
Basic (including RSUs without service conditions)	10	47,975,609	47,858,640	47,975,609	47,850,139
Diluted	10	47,975,609	47,858,640	47,975,609	47,850,139
Net income (loss) per Class A common share
Basic (including RSUs without service conditions)	10	$0.19	$(0.49)	$0.47	$(0.27)
Diluted	10	$0.19	$(0.49)	$0.47	$(0.27)
Weighted average number of Class B common shares outstanding
Basic and diluted	10	7,405,956	7,405,956	7,405,956	7,405,956
Net income per Class B common share
Basic and diluted	10	$0.00	$0.00	$0.00	$0.00

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended September 30,		Nine months ended September 30,
		2017	2016	2017	2016
	Note
Cash Flows from Operating Activities
Net income (Loss)		$9,644	$(22,919)	$24,793	$(10,788)
Adjustments to Reconcile Net income to Net Cash Provided by Operating Activities
Depreciation	4	9,446	10,578	28,587	32,390
Vessel impairment	4	—	29,357	—	29,357
Amortization of deferred financing costs	5	838	909	2,613	2,681
Amortization of original issue discount	5	258	333	883	1,249
Amortization of intangible liability		(452)	(530)	(1,356)	(1,589)
Share based compensation	9	—	85	—	200
Gain on repurchase of secured notes	5	—	(475)	—	(927)
Increase in accounts receivable and other assets		(1,706)	(64)	(1,905)	(462)
Decrease (increase) in inventory		46	(54)	(75)	20
Decrease in accounts payable and other liabilities		(7,747)	(9,796)	(8,495)	(11,081)
Increase in unearned revenue		150	1,119	908	911
Increase in related party balances	6	45	374	673	1,437
Unrealized foreign exchange (gain) loss		—	21	6	(7)

Net Cash Provided by Operating Activities		10,522	8,938	46,632	43,391

Cash Flows from Investing Activities
Cash paid for vessel improvements		—	—	(100)	—
Cash paid in respect of sale of vessels		—	—	—	(254)
Cash paid for other assets		—	(5)	(8)	(6)
Cash paid for drydockings		(701)	(3,220)	(4,632)	(4,168)

Net Cash Used in Investing Activities		(701)	(3,225)	(4,740)	(4,428)

Cash Flows from Financing Activities
Repurchase of secured notes	5	—	(4,526)	(19,501)	(34,936)
Repayment of credit facilities	5	(2,925)	(1,925)	(8,775)	(6,575)
Series B Preferred Shares – dividends paid	8	(766)	(766)	(2,297)	(2,297)

Net Cash Used in Financing Activities		(3,691)	(7,217)	(30,573)	(43,808)

Net Increase (decrease) in Cash and Cash Equivalents		6,130	(1,504)	11,319	(4,845)
Cash and Cash Equivalents at Start of Period		59,432	50,250	54,243	53,591

Cash and Cash Equivalents at End of Period		$65,562	$48,746	$65,562	$48,746

Supplemental information
Total interest paid		$18,313	$20,021	$37,991	$42,253
Income tax paid		$12	$11	$36	$37

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Number of Series B Preferred Shares at $0.01 Par value	Common Stock	Series B Preferred Shares	Additional Paid in Capital	Accumulated Deficit	Stockholders’ Equity
Balance at January 1, 2016	54,947,440	14,000	$549	$—	$386,425	$9,792	$396,766
Restricted Stock Units (note 9)	—	—	—	—	283	—	283
Class A common shares issued (note 8)	34,125	—	1	—	—	—	1
Net loss for the period	—	—	—	—	—	(65,095)	(65,095)
Series B Preferred Shares dividend (note 8)	—	—	—	—	—	(3,062)	(3,062)

Balance at December 31, 2016	54,981,565	14,000	$550	$—	$386,708	$(58,365)	$328,893
Net income for the period	—	—	—	—	—	24,793	24,793
Series B Preferred Shares dividend (note 8)	—	—	—	—	—	(2,297)	(2,297)

Balance at September 30, 2017	54,981,565	14,000	$550	$—	$386,708	$(35,869)	$351,389

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company” or “GSL”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008.

2.	Nature of Operations and Basis of Preparation

(a)	Nature of Operations

The Global Ship Lease group owns and charters out containerships. As of September 30, 2017, the group owned 18 vessels; 15 were time chartered to CMA CGM and three to Orient Overseas Container Lines with remaining charter periods ranging from 0.25 to 8.25 years.

The following table provides information about the 18 vessels owned as at September 30, 2017:

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Charterer	Charter Remaining Duration (years) (2)	Daily Charter Rate
CMA CGM Matisse	2,262	1999	December 2007	CMA CGM	2.2	$15.300
CMA CGM Utrillo	2,262	1999	December 2007	CMA CGM	2.2	$15.300
Delmas Keta (4)	2,207	2003	December 2007	CMA CGM	1.0	$7.800
Julie Delmas (4)	2,207	2002	December 2007	CMA CGM	0.9	$7.800
Kumasi (3)	2,207	2002	December 2007	CMA CGM	3.3	$9.800
Marie Delmas (3)	2,207	2002	December 2007	CMA CGM	3.3	$9.800
CMA CGM La Tour	2,272	2001	December 2007	CMA CGM	2.2	$15.300
CMA CGM Manet	2,272	2001	December 2007	CMA CGM	2.2	$15.300
CMA CGM Alcazar	5,089	2007	January 2008	CMA CGM	3.3	$33.750
CMA CGM Château d’lf	5,089	2007	January 2008	CMA CGM	3.3	$33.750
CMA CGM Thalassa	11,040	2008	December 2008	CMA CGM	8.3	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	CMA CGM	5.2	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	CMA CGM	5.2	$25.350
CMA CGM America	4,045	2006	December 2008	CMA CGM	5.2	$25.350
CMA CGM Berlioz	6,621	2001	August 2009	CMA CGM	3.9	$34.000
OOCL Tianjin (5)	8,063	2005	October 2014	OOCL	0.1	$34.500
OOCL Qingdao	8,063	2004	March 2015	OOCL	0.6	$34.500
OOCL Ningbo	8,063	2004	September 2015	OOCL	1.1	$34.500

(1)	Twenty-foot Equivalent Units.
(2)	Plus or minus 90 days, other than (i) OOCL Tianjin which is between October 28, 2017 and January 28, 2018, (ii) OOCL Qingdao which is between March 11, 2018 and June 11, 2018, and (iii) OOCL Ningbo which is between September 17, 2018 and December 17, 2018, all at charterer’s option.
(3)	The charters on these two vessels were amended in July 2016 to provide for a revised charter rate of $13,000 per day with effect from August 1, 2016 until September 14, 2017 for Marie Delmas and September 21, 2017 for Kumasi, and to provide for three option periods, all at the Company’s option, at a charter rate of $9,800 per day. The option periods are (i) September 15 or 22, 2017 for Marie Delmas and Kumasi respectively to December 31, 2018, plus or minus 45 days (ii) January 1, 2019 to December 31, 2019 plus or minus 45 days and (iii) January 1, 2020 to December 31, 2020 plus or minus 90 days. The first such option has been exercised.
(4)	The charters for Julie Delmas and Delmas Keta have been extended in September 2017 by 12 months, plus or minus 45 days at the charterer’s option at a fixed rate of $7,800 per vessel per day, commencing on September 11, 2017 and September 20, 2017, respectively.
(5)	A new time charter for OOCL Tianjin, to be renamed GSL Tianjin, with CMA CGM commenced October 25, 2017, immediately upon re-delivery from its previous charter to OOCL. The vessel is chartered for a period of three to eight months (at the charterer’s option) at a fixed rate of $13,000 per day.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

(b)	Basis of Preparation

Counterparty risk

The majority of the Company’s revenues are derived from charters of vessels to CMA CGM. The Company is consequently highly dependent on the performance by CMA CGM of its obligations under these charters. The container shipping industry is volatile and has been experiencing a sustained cyclical downturn. Many container shipping companies have reported financial losses.

If CMA CGM ceases doing business or fails to perform its obligations under the charters, the Company’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the Company was able to find replacement charters, such replacement charters would be at significantly lower daily rates and for shorter durations. If such events occur, there would be significant uncertainty about the Company’s ability to continue as a going concern.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

3.	Accounting Policies and Disclosure

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the interim periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s financial statements as of December 31, 2016 filed with the Securities and Exchange Commission on April 12, 2017 in the Company’s Annual Report on Form 20-F.

Impairment Testing

The agreement to amend the charters on two of the Company’s vessels in September 2017 and the impending redelivery of another of the Company’s vessels (see note 2(a)) were seen as indicators of potential impairment of their carrying value. Accordingly, an impairment test was performed for these three vessels as at September 30, 2017, which resulted in no impairment charge being recognised.

The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those expected with a material effect on the recoverability of each vessel’s carrying amount. The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, for the four years from the date of the impairment test and a reversion to the historical mean for each vessel thereafter (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost, (v) estimated useful life which is assessed as a total of 30 years and (vi) the residual value. In the case of an indication of impairment, the results of a recoverability test would also be sensitive to the discount rate applied.

Recently issued accounting standards

In May 2017, FASB issued an accounting standards update in respect of “Compensation – Stock Compensation (Topic 718) – Scope of Modification Accounting”. The amendments are intended to clarify the accounting treatment as well as reduce the cost and complexity when applying the guidance to the modification of the terms and conditions of share-based payments. The amendments are effective for annual periods beginning after December 15, 2017, although early application is permitted. The Company is currently assessing the impact of adopting this update on its financial statements.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Accounting Policies and Disclosure (continued)

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”, which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. This update was originally to be effective January 1, 2017. However, the FASB issued ASU 2015-14 in August 2015, which deferred the effective date by one year to January 1, 2018. The adoption of this standard is not expected to have a material impact on the revenue recognized for our vessels, as our charters qualify as operating leases and therefore are not within the scope of Topic 606. Currently we have no material contracts which fall within the scope of Topic 606.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material impact on the interim unaudited consolidated financial statements of the Company.

4.	Vessels in Operation, less Accumulated Depreciation

	September 30, 2017	December 31, 2016
Cost less impairment brought forward	$1,003,285	$1,095,275
Accumulated Depreciation	(308,647)	(283,743)
Vessel impairment during period	—	(92,422)

Net book value	$694,638	$719,110

Due to continuing poor industry conditions, impairment tests were performed on a vessel by vessel basis as at December 31, 2016, which resulted in an impairment charge on four vessels, totalling $63,065, being recognised in the three months ended December 31, 2016.

Impairment tests were performed on two of the group’s vessels as at July 31, 2016, following amendments to the terms of their charters, which resulted in an impairment charge of $29,357 being recognised in the three months ended September 30, 2016.

5.	Long-Term Debt

	September 30, 2017	December 31, 2016
2019 Notes	$420,000	$420,000
Less repurchase of Notes (note 5(a))	(73,713)	(54,212)
Less original issue discount	(6,300)	(6,300)
Amortization of original issue discount	4,793	3,910

2019 Notes (note 5(a))	344,780	363,398
Revolving Credit Facility (note 5(b))	39,200	39,200
Secured Term Loan (note 5(c))	15,600	24,375
Less: Deferred financing costs (note 5(e))	(4,570)	(7,100)

Balance	395,010	419,873
Less: Current portion of 2019 Notes (note 5(a))	(19,501)	(19,501)
Less: Current portion of Secured Term Loan (note 5(c))	(6,254)	(11,525)

Non-current portion of Long-Term Debt	$369,255	$388,847

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt (continued)

a)	10.0% First Priority Secured Notes Due 2019

On March 19, 2014 the Company completed the sale of $420,000 of 10.0% First Priority Secured Notes which mature on April 1, 2019 (the “2019 Notes”). Proceeds after the deduction of the original issue discount, but before expenses, amounted to $413,700.

Interest on the 2019 Notes is payable semi-annually on April 1 and October 1 of each year. As at September 30, 2017, the 2019 Notes were secured by first priority ship mortgages on 16 of the Company’s 18 vessels (the “Mortgaged Vessels”) and by assignments of earnings and insurances, a pledge over certain bank accounts, as well as share pledges over each subsidiary owning a Mortgaged Vessel. In addition, the 2019 Notes are fully and unconditionally guaranteed, jointly and severally, by the Company’s 18 vessel owning subsidiaries and Global Ship Lease Services Limited.

The original issue discount is being amortised on an effective interest rate basis over the life of the 2019 Notes.

Under the terms of the 2019 Notes the Company is required within 120 days following the end of each financial year, in which the Company has at least $1,000 of Excess Cash Flow, as defined, to offer to purchase up to a maximum offer amount of $20,000, such amount being the aggregate of 102% of the principal amount plus any accrued and unpaid interest thereon, up to, but not including, the purchase date. The first such offer, for 2014, in the maximum amount of $20,000, was launched on April 21, 2015. At the close of this offer, $350 nominal amount of 2019 Notes was tendered and accepted.

Following the sale of two vessels secured to the 2019 Notes in November and December 2015, the Company was required to offer the net sale proceeds, less a proportion used to repay part of the Revolving Credit Facility (see note 5(b)), to Noteholders (“Collateral Sale Offer”) within 90 days of receipt of the sale proceeds. The terms of the Collateral Sale Offer are the same as those of the annual Excess Cash Flow Offer. Consequently, on February 2, 2016, the Company launched a combined Excess Cash Flow Offer for 2015 and the Collateral Sale Offer in an aggregate amount of $28,417 (“Maximum Offer Amount”), at a purchase price of 102% of the aggregate principal amount plus any accrued and unpaid interest thereon, up to, but not including, the purchase date. At the close of this offer, the nominal amount of 2019 Notes tendered exceeded the Maximum Offer Amount and $26,662 nominal amount of the 2019 Notes was accepted on a pro rata basis.

The third Excess Cash Flow offer, for 2016, in the maximum amount of $20,000, was launched on March 22, 2017. At the close of this offer on April 19,2017, the 2019 Notes tendered exceeded the Maximum Offer Amount and $19,501 nominal amount of the 2019 Notes was accepted on a pro rata basis.

In May, August and November, 2016, the Company purchased $4,200, $5,000 and $18,000 nominal amount of the 2019 Notes respectively, in the open market. This gave rise to gains of $452, $475 and $1,938, which were included within Interest Expense in the Consolidated Statements of Income. These 2019 Notes were subsequently cancelled.

b)	Revolving Credit Facility

On March 19, 2014, and in connection with the 2019 Notes, the Company entered into a $40,000 senior secured revolving credit facility with Citibank N.A. (the “Revolving Credit Facility”). This facility matures on October 1, 2018. The interest rate under the facility is USD LIBOR plus a margin of 3.25% and is payable at least quarterly. A commitment fee of 1.30% per annum is due quarterly on undrawn amounts.

The collateral provided to the 2019 Notes also secures, on a super senior first priority basis, the Revolving Credit Facility. Up to and including December 31, 2015, the Company was required to have had a minimum cash balance of $15,000 on each test date, being June 30 and December 31 in each year. After this date, the minimum cash balance on each test date increased to $20,000.

Amounts outstanding under this facility can be prepaid without penalty, other than breakage costs in certain circumstances. During the quarter ended March 31, 2015, $40,000 was drawn down under the Revolving Credit Facility to assist with the purchase of OOCL Qingdao on March 11, 2015. Following the sale of two secured vessels in November and December 2015, $800 of the net sale proceeds was applied to reduce amounts outstanding under the facility.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt (continued)

c)	Secured Term Loan

On July 29, 2015, the Company entered into a $35,000 secured term loan with DVB Bank SE (the “Secured Term Loan”). This facility matures five years after drawdown, with early repayment, inter alia, if the 2019 Notes are not refinanced by November 30, 2018, or if the secured vessel ceases to be employed on a charter for a period in excess of 90 days. The interest rate under the loan is USD LIBOR plus a margin of 2.75%, until November 30, 2018 and 3.25% thereafter, and is payable at least quarterly.

The Secured Term Loan is secured by a first priority ship mortgage on OOCL Tianjin and by assignment of earnings and insurances for the same vessel.

The Secured Term Loan is repayable in 20 equal quarterly instalments, commencing three months after drawdown. $35,000 was drawn down under the Secured Term Loan on September 10, 2015. The loan agreement requires an additional $1,400 to be repaid over eight equal quarterly instalments, the last of which was paid during Q3 2017, to provide a reserve for potential enhancement expenditure on the secured vessel ahead of the expiry of the initial charter to OOCL. These additional instalments reduce the debt balance and can be redrawn to fund the enhancement work, or utilized to permanently reduce the quarterly instalments for the remainder of the term of the loan if no such work is required.

The Secured Term Loan has the same Cash Balance financial covenant as that in the Revolving Credit Facility. In addition, there is a minimum Shareholders Equity covenant of $200,000, also to be tested semi-annually on June 30 and December 31. The Secured Term Loan was amended on November 30, 2016 to exclude from the definition of Shareholders Equity the effect of any impairment charges recognised after July 1, 2016. The amendment also provided for accelerated amortization totalling $5.0 million to be paid equally in five quarterly instalments, commencing fourth quarter 2016. Repayments otherwise payable from March 2018 are reduced pro rata for the accelerated amortization.

d)	Repayment Schedule

Based on scheduled and estimated repayments from October 1, 2017 the long term debt will be reduced in each of the relevant periods as follows:

Year ending September 30,
2018	$25,755
2019	370,659
2020	4,673
Less: amortization of original issue discount	(1,507)
Less: amortization of deferred financing costs	(4,570)

$395,010

e)	Deferred financing costs

	September 30, 2017	December 31, 2016
Opening balance	$7,100	$10,611
Amortization included within interest expense	(2,530)	(3,511)

Closing balance	$4,570	$7,100

Deferred financing costs are amortized on an effective interest rate basis over the life of the financings for which they were incurred.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger referred to in note 1, the parent company of Global Ship Lease, Inc. and at September 30, 2017, is a significant shareholder of the Company, owning Class A and Class B common shares representing a 44.4% voting interest in the Company.

Amounts due to and from CMA CGM companies are shown in the Consolidated Balance Sheets. The current account balances at September 30, 2017 and December 31, 2016 relate to amounts payable to or recoverable from CMA CGM group companies. The majority of the Company’s charter arrangements are with CMA CGM and one of its subsidiaries provides the Company with ship management services on the majority of its vessels.

Time Charter Agreements

The majority of the Company’s time charter arrangements are with CMA CGM. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at September 30, 2017 of between 0.10 and 8.25 years (see note 2(a)). Of the $516,205 maximum contracted future charter hire receivable (including all periods at the Company’s option) for the fleet set out in note 7, $494,367 relates to the 15 vessels that were chartered to CMA CGM as at September 30, 2017. Revenues generated from charters to CMA CGM are shown separately in the Consolidated Statements of Income.

Ship Management Agreements

At September 30, 2017, the Company outsourced day to day technical management of 13 of its vessels to CMA Ships Limited (“CMA Ships”), a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships an annual management fee of $123 per vessel (2016: $123) and reimburses costs incurred by CMA Ships on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap per day per vessel, depending on the vessel. The impact of the cap is determined annually on a vessel by vessel basis for so long as the initial charter remains in place; no claims have been made under the cap agreement. Ship management fees related to CMA Ships are shown separately in the Consolidated Statements of Income.

Except for transactions with CMA CGM companies, the Company did not enter into any other related party transactions.

7.	Commitments and Contingencies

Charter Hire Receivable

The Company has entered into time charters for its vessels. The charter hire is fixed for the duration of the charter. The maximum contracted annual future charter hire receivable (not allowing for any offhire and assuming expiry at the mid-point between the earliest and latest possible end dates) for the 18 vessels subject to charters as at September 30, 2017 is as follows:

Year ending September 30,
2018	137,678
2019	112,664
2020	93,976
2021	65,058
2022	44,986
Thereafter	61,843

$516,205

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

8.	Share Capital

At September 30, 2017 the Company had two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares. Dividends, when declared, must be paid as follows:

•	firstly, to all Class A common shares at the applicable rate for the quarter;

•	secondly, to all Class A common shares until they have received payment for all preceding quarters at the rate of $0.23 per share per quarter;

•	thirdly, to all Class B common shares at the applicable rate for the quarter;

•	then, to all Class A and B common shares as if they were a single class.

The Class B common shares remain subordinated until the Company has paid a dividend at least equal to $0.23 per quarter per share on both the Class A and Class B common shares for the immediately preceding four-quarter period. Due to the requirements described above, Class B common shares cannot receive any dividend until all Class A common shares have received dividends representing $0.23 per share per quarter for all preceding quarters. Should the notional arrearages of dividend on the Class A common shares be made up and a dividend at the rate of $0.23 per share be paid for four consecutive quarters, the Class B common shares convert to Class A common shares on a one-for-one basis. Also, each Class B common share will convert into a Class A common share on a change of control of the Company.

A dividend of $0.10 per Class A common share was paid on August 24, 2015 and on November 24, 2015. Prior to these, the last quarter for which a dividend was paid was the fourth quarter 2008 at $0.23 per Class A common share.

Restricted stock units have been granted from time to time to the Directors and management, under the Company’s Equity Incentive Plans, as part of their compensation arrangements (see note 9). On March 31, June 30, September 30 and December 30, 2016, 8,529, 8,534, 8,534 and 8,528 shares respectively, were issued under Equity Incentive Plan, representing 20% of directors’ base fee for the quarters ended March 31, June 30, September 30, and December 31, 2016. The number of shares issued was determined on the basis of a notional value per share of $4.00 rather than market values.

On August 20, 2014, the Company issued 1,400,000 depositary shares, each of which represents 1/100th of one share of the Company’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”). Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). The net proceeds from the offering were $33,497. These shares are classified as Equity in the Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the Consolidated Statements of Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014 for the third quarter 2014. Subsequent quarterly dividends have been declared, the last of which was on September 11, 2017 for the third quarter 2017.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

9.	Share-Based Compensation

Share based awards since January 1, 2016, are summarized as follows:

	Restricted Stock Units
	Number of Units	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2016	300,000	$3.25	n/a
Granted March 3, 2016	200,000	$1.18	—

Unvested as at December 31, 2016	500,000	$2.42	n/a

Unvested as at September 30, 2017	500,000	$2.42	n/a

Using the graded vesting method of expensing the restricted stock unit grants, the calculated weighted average fair value of the stock units is recognized as compensation cost in the Consolidated Statements of Income over the vesting period. During the three and nine months ended September 30, 2017, the Company recognized no (2016: $85 and $200) share based compensation cost. As at September 30, 2017, there was no unrecognized compensation cost relating to the above share based awards (December 31, 2016: $ nil).

Restricted stock units granted to four members of management on September 2, 2011 were to vest over two years; half during September and October 2012 and the remaining half during September and October 2013. In March 2012, these grants were amended and restated to provide that vesting would occur only when the individual leaves employment, for whatever reason, provided that this was after September 30, 2012 in respect of half of the grant and after September 30, 2013 for the other half of the grant. Restricted stock units granted to management on March 13, 2012 are expected to vest when the individual leaves employment, provided that this is after September 30, 2014 and is not as a result of resignation or termination for cause. Restricted stock units granted to management on March 7, 2013 are expected to vest when the individual leaves employment, provided that this is after September 30, 2015 and is not as a result of resignation or termination for cause.

On August 28, 2015, the Company adopted the 2015 Equity Incentive Plan which allows the Board of Directors to grant employees, consultants and directors of the Company and its subsidiaries, options, stock appreciation rights, stock grants, stock units and dividend equivalents on substantially the same terms as the 2008 Plan, which was closed for further awards. The 2015 Plan permits a maximum issuance of 1,500,000 shares.

Under the 2015 Plan, restricted stock units granted to four members of management on March 3, 2016 were divided into two tranches. The first tranche (100,000 restricted stock units)) will vest when the individual leaves employment, provided that this is after December 31, 2016 and is not for cause. The second tranche (100,000 restricted stock units) also vests after December 31, 2016 on the same terms, but, in addition, only if and when the stock price has been at or above $5.00 for 20 consecutive trading days and provided that this has occurred before December 31, 2019.

During the year ended December 31, 2016, 34,125 shares were issued under the 2015 Plan, representing 20% of directors’ base fee for 2016. The number of shares issued was determined on the basis of a notional value per share of $4.00 rather than market values.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

10.	Earnings per Share

Basic earnings per common share is presented under the two-class method and is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method, net income available to common stockholders, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. The Class B common shareholders’ dividend rights are subordinated to those of holders of Class A common shares (see note 8). Net income for the relevant period is allocated based on the contractual rights of each class of security and as there was insufficient net income to allow any dividend on the Class B common shares no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, losses would only be allocated to the Class A common shareholders.

At September 30, 2017, there were 500,000 restricted stock units granted and unvested as part of management’s equity incentive plan. As of September 30, 2017 only Class A and B common shares are participating securities.

For the three and nine months ended September 30, 2017, the diluted weighted average number of Class A common shares outstanding is the same as the basic weighted average number of shares outstanding, including the RSU’s without service conditions. The diluted weighted average number of shares excludes any outstanding share-based incentive awards as these would have had an antidilutive effect. For the three and nine months ended September 30, 2016, the diluted weighted average number of shares includes the incremental effect of outstanding stock based incentive awards.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

10.	Earnings per Share (continued)

(In thousands, except share data)	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Class A common shares
Weighted average number of common shares outstanding (B)	47,575,609	47,558,640	47,575,609	47,550,139
Weighted average number of RSUs without service conditions (note 9) (B)	400,000	300,000	400,000	300,000
Dilutive effect of share-based awards	—	—	—	—

Common shares and common share equivalents (F)	47,975,609	47,858,640	47,975,609	47,850,139

Class B common shares
Basic weighted average number of common shares outstanding (D)	7,405,956	7,405,956	7,405,956	7,405,956
Dilutive effect of share-based incentive awards	—	—	—	—

Common shares (H)	7,405,956	7,405,956	7,405,956	7,405,956

Basic Earnings per Share
Net income (loss) available to shareholders	$8,878	$(23,685)	$22,496	$(13,085)
Available to:
- Class A shareholders for period	$8,878	$(23,685)	$22,496	$(13,085)
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro-rata between Class A and B	—	—	—	—
Net income (loss) available for Class A (A)	$8,878	$(23,685)	$22,496	$(13,085)
Net income available for Class B (C)	—	—	—	—
Basic Earnings per share:
Class A (A/B)	$0.19	$(0.49)	$0.47	$(0.27)
Class B (C/D)	—	—	—	—
Diluted Earnings per Share
Net income (loss) available to common shareholders	$8,878	$(23,685)	$22,496	$(13,085)
Available to:
- Class A shareholders for period	$8,878	$(23,685)	$22,496	$(13,085)
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro rata between Class A and B	—	—	—	—
Net income (loss) available for Class A (E)	$8,878	$(23,685)	$22,496	$(13,085)
Net income (loss) available for Class B (G)	—	—	—	—
Diluted Earnings per share:
Class A (E/F)	$0.19	$(0.49)	$0.47	$(0.27)
Class B (G/H)	—	—	—	—

11.	Subsequent Events

A new time charter was agreed with CMA CGM for the vessel OOCL Tianjin, which will be renamed “GSL Tianjin”, for a period of three to eight months at a fixed rate of $13,000 per day. It commenced on October 25, 2017, immediately upon re-delivery from its previous charter.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

11.	Subsequent Events (continued)

On October 31, 2017, the Company closed an offering of $360 million aggregate principal amount of 9.875% first priority secured notes due 2022. The net proceeds of this offering, together with borrowings under a new super senior secured term loan facility of $54.8 million and cash on hand, are to be used to refinance the existing 10.000% notes due 2019. In addition all outstanding borrowings under both the existing revolving credit facility and the existing secured term loan have been repaid and terminated.